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                                                                                                       August 29, 2007

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:  Request to withdraw certain post-effective amendments filed under Rule 485(a)

Dear Ms. Samuel:

Pursuant to Rule 477 under the Securities Act of 1933, we request that the Rule 485(a) filings for the 333 numbers listed below be withdrawn immediately.  We seek withdrawal of these filings because the optional annuity benefits discussed therein are to be superseded by a broader offering of new optional benefits.  We expect to make Rule 485(a) filings, reflecting this broader offering, in early November 2007.

Because the pending Rule 485(a) filings have not yet gone effective, we have sold no securities that include the changes to have been made in those filings.

The Rule 485(a) filings to be withdrawn would have amended the following registration statements:

o        Pruco Life Insurance Company ("Pruco Life") and Pruco Life Insurance Company of New Jersey ("PLNJ") Strategic Partners
         Advisor (333-52780 and 333-62242) and Pruco Life Strategic Partners Annuity One and Strategic Partners Plus (333-37728).
o        Pruco Life Strategic Partners Annuity One 3, Strategic Partners Plus 3, and Strategic Partners FlexElite (333-37728 and
         333-75702).
o        Prudential Premier Series of Pruco Life (333-130989 and 333-144639).
o        American Skandia Life Assurance Corporation ("ASLAC") ASAP III, APEX II, XT6, ASL II, and Advisors Choice 2000 variable annuities (333-96577, 333-71654, 333-71672, 333-71834, and 333-08853).
o        ASLAC's Optimum, Optimum Four, and Optimum Plus variable annuities, which are private label versions of ASAP III, APEX II, and XT6 sold through Linsco Private Ledger Corp.

We appreciate your attention to this filing.

                                                              Sincerely,

                                                              /s/C. Christopher Sprague
                                                              C. Christopher Sprague